

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4631

March 14, 2011

Mr. Donglai Li
Chief Financial Officer
New Oriental Energy & Chemical Corp.
Xicheng Industrial Zone of Luoshan
Xinyang, Henan Province 464200
The People's Republic of China

> **RE:** **New Oriental Energy & Chemical Corp.**
> **Forms 10-K and 10-K/A for the Fiscal Year ended March 31, 2010**
> **Forms 10-Q for the Fiscal Quarters ended June 30, 2010, September 30, 2010 and December 31, 2010**
> **Form 8-K filed October 20, 2010**
> **File No. 1-33470**

Dear Mr. Li:

We have reviewed your response letter dated February 25, 2011 and have the following additional comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>FORM 10-K FOR THE YEAR ENDED MARCH 31, 2010</u>

<u>Item 7 – Management Discussion and Analysis of Financial Condition and Results of Operations, page 26</u>

<u>Results of Operation, page 29</u>

1. We have reviewed your response to prior comment 17 from our letter dated January 28, 2011. We note that appreciation or depreciation in the value of the Renminbi relative to the U.S. dollar would affect your financial results reported in U.S. dollar terms without giving effect to any underlying change in your business

or results of operations. As previously requested, please expand your discussion in future filings to disclose for each period presented the impact that foreign currency translations had on your results of operations, including separate presentation of the impact on your revenues and expenses. Please show us in your supplemental response what the revisions will look like.

Cost of Goods Sold (COGS), page 32

2. We have reviewed your response to prior comment 20 from our letter dated January 28, 2011. Your proposed disclosure states that the increase of the percentage of COGS to total revenue was mainly due to the decrease in the sales price was greater than the decrease in the price of raw materials. Please further enhance your disclosure in future filings to discuss why the decrease in the sales price was greater than the decrease in the price of raw materials. Please show us in your supplemental response what the revisions will look like.

Item 9A(T) – Controls and Procedures, page 37

3. We have reviewed your response to prior comment 27 from our letter dated January 28, 2011 and have the following additional comments:
   - As previously requested, please describe whether and how you considered controls to address financial reporting risks that are relevant to all locations where you have operations;
   - Please enhance your response to clearly describe the process you go through to convert your books and records to U.S. GAAP for SEC reporting. Describe the controls you maintain to ensure that you have made all necessary and appropriate adjustments in your conversions and disclosures;
   - Please provide us with additional information regarding the background and experience of your financial manager, internal auditor, audit committee and CFO. Please specifically discuss any experience in preparing and/or auditing financial statements prepared in accordance with U.S. GAAP and evaluating the effectiveness of internal control over financial reporting. Please also clarify what the internal auditor's four years of professional experience entails; and
   - Please tell us and disclose whether there were any US GAAP audit adjustments during your most recent audit.

Item 11 - Executive Compensation, page 41

4. We have reviewed your response to prior comment 33 from our letter dated January 28, 2011. In future filings, please be advised that the Summary Compensation Table should display information concerning the compensation of the named executive officers and that the Director Compensation Table should

display information concerning the compensation of the directors of the registrant. In this regard, we note that you include Mr. Zhou's compensation in the Summary Compensation Table but that you identify him only as a director of your subsidiary and not as a named executive officer. Refer to Item 402(n) and Item 402(r) of Regulation S-K.

Item 15 – Exhibits and Financial Statement Schedules, page 47

Note 18 – Subsequent Events, page F-21

5. We have reviewed your response to prior comment 41 from our letter dated January 28, 2011. Based upon your response and current disclosure, it is unclear whether the registration rights agreements require you to transfer consideration to the counterparty if a registration statement is not declared effective or if effectiveness of a registration statement is not maintained. If you do not believe that your registration rights agreements constitute a registration payment arrangement as defined by FASB ASC 825-20, please specifically describe the characteristics of your agreements which cause them not to meet the definition. Alternatively, please provide in future filings the disclosures required by ASC 825-20-50.

FORM 10-K/A FOR THE YEAR ENDED MARCH 31, 2010

6. Please file an amendment to your Form 10-K/A to include the certifications required by Item 601(b)(31) of Regulation S-K. When specifying the report in paragraph (1) of the certifications, please be sure to refer to the Form 10-K/A. Please also note that a certification may be modified when an amendment to a report does not contain financial statements. Refer to (Q&A 5) of the Division of Corporation Finance: Sarbanes-Oxley Act of 2002 – Frequently Asked Questions (issued November 8, 2002, revised November 14, 2002).

FORM 10-Q FOR THE PERIOD ENDED DECEMBER 31, 2010

Item 1 – Financial Statements

Condensed Consolidated Statements of Cash Flows, page F-5

7. We have reviewed your response to prior comments 47 and 48 from our letter dated January 28, 2011. Your response indicates that you present the increase of restricted cash net of the proceeds from the short-term debt in the cash flow statements. Regarding your presentation of short-term debt, it appears that you present gross proceeds from short-term debt, which is net of your restricted cash inflows, and gross repayments of short-term debt, which is net of your restricted

cash transfers. Please revise in future filings or advise as to why you believe this presentation is appropriate.

Note 6 - Related Party Transactions, page F-13

8. On page F-14, we note your reference to the Indebtedness Conversion Agreement with Xinyang Hongchang Channel Gas Engineering Co., Ltd., entered into on October 18, 2010. Please tell us what consideration you gave to filing this agreement as an exhibit to your Form 10-Q.

Note 15 – Warrants, page F-21

9. Your disclosure states that the fair value of warrants was determined using the Black-Scholes valuation method. We note that the strike price of the warrants is in U.S. dollars, while your functional currency is the RMB. As such, it is not clear whether the strike price is a variable or fixed input. Please tell us if you believe the strike price is a variable input, and if so, why you believe the use of the Black-Scholes valuation method instead of a binomial model or Monte Carlo simulation is appropriate. Refer to ASC 815-40.

Item 2 – Management's Discussion and Analysis of Financial Conditions and Results of Operations, page 23

General

10. We have reviewed your response to prior comment 49 from our letter dated January 28, 2011. Your proposed disclosure states that you estimate you will resume production by the end of February 2011. Please confirm that you have resumed production or revise your disclosures in future filings accordingly to state when you now believe you will resume production.

Critical Accounting Policies and Estimates, page 24

Impairment of Long-Lived Assets, page 27

11. We have reviewed your response to prior comment 50 from our letter dated January 28, 2011. We note that you ceased production on November 15, 2010 due to cash flow problems and you determined that this was a triggering event that required you to test long-lived assets for recoverability. Please enhance your disclosure in future filings to address the following regarding your long-lived assets:
    - A description of the assumptions that drive the estimated fair value;

- A discussion of the uncertainty associated with the key assumptions. For example, to the extent that you have included assumptions in your discounted cash flow model that materially deviates from your historical results, please include a discussion of these assumptions; and
- A discussion of any potential events and/or circumstances that could have a negative effect to the estimated fair value.

Please show us in your supplemental response what the revisions will look like.

* * * *

You may contact Jessica Dickerson, Staff Attorney, at (202) 551-3749 or, in her absence, Craig Slivka, Special Counsel, at (202) 551-3729 if you have any questions regarding legal or disclosure matters. Please contact Jeffrey Gordon, Staff Accountant, at (202) 551-3866 or, in his absence, Jeanne Baker, Assistant Chief Accountant, at (202) 551-3691 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Rufus Decker
Accounting Branch Chief